EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

			Year Ended December 31
	2011		2010	2009	2008	2007
			(Dollars in thousands)
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$244,896	274,584	347,166	671,946	735,257
Interest factor within rent expense (a)		34,341	31,565	29,670	24,618	21,608

Total fixed charges		$279,237	306,149	376,836	696,564	756,865

Earnings:
Income before income taxes		$1,224,600	1,092,789	519,291	739,779	963,537
Fixed charges		279,237	306,149	376,836	696,564	756,865

Total earnings		$1,503,837	1,398,938	896,127	1,436,343	1,720,402

Ratio of earnings to fixed charges, excluding interest on deposits	x	5.39	4.57	2.38	2.06	2.27

Including interest on deposits

Fixed charges:
Interest expense		$402,331	462,269	669,449	1,337,795	1,694,576
Interest factor within rent expense (a)		34,341	31,565	29,670	24,618	21,608

Total fixed charges		$436,672	493,834	699,119	1,362,413	1,716,184

Earnings:
Income before income taxes		$1,224,600	1,092,789	519,291	739,779	963,537
Fixed charges		436,672	493,834	699,119	1,362,413	1,716,184

Total earnings		$1,661,272	1,586,623	1,218,410	2,102,192	2,679,721

Ratio of earnings to fixed charges, including interest on deposits	x	3.80	3.21	1.74	1.54	1.56

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.